                          [Schering-Plough Letterhead]


April 22, 2005


Cecilia D. Blye
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

            RE: FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 FILE NO. 1-6571


Dear Ms. Blye:

      Your letter dated March 25, 2005 (received on April 4, 2005) to Fred Hassan, Chief Executive Officer, inquiring about the extent and materiality of any operations in Iran, was referred to me. I am senior counsel in the Office of the Corporate Secretary, which is responsible for compliance with the federal securities laws.

      Schering-Plough Limited (Iran), an indirect wholly owned subsidiary of Schering-Plough Corporation (the "Company"), is a company organized under the laws of Iran and has been dormant for many years. The Company recently conducted a thorough review of the activities of Schering-Plough Limited (Iran) over the past five years, and based upon that review is not aware of any commercial activities by the Iranian affiliate. The Company currently maintains the status of the Iranian subsidiary due to the potential legal barriers and costs of reestablishing an entity in the event that U.S. sanctions against Iran are lifted in the future and trade becomes permissible.

      The Company is committed to business integrity and has developed Standards of Global Business Practices, which apply to all employees of Schering-Plough Corporation and its subsidiaries worldwide (collectively the "affiliates"). The Company recognizes that Iran is subject to U.S. trade and economic sanctions. The Company has in place a comprehensive trade sanctions compliance program with the goal of ensuring adherence to the applicable requirements of U.S. laws and regulations including the U.S. sanctions against Iran. As part of this program, the Company's International Law Group within the Law Department provides guidance to the Company's U.S. and non-U.S. affiliates to assist the affiliates in compliance with

Cecilia D. Blye
Chief, Office of Global Security Risk
April 22, 2005

                                      -2-

all elements of U.S. foreign trade controls and to help ensure that any proposed transactions with Iran by any non-U.S. affiliates fully comply with U.S. foreign trade controls.

      The Company is aware that certain affiliates conduct business -- sales of human prescription or over-the-counter medical products and sales of animal health products -- with Iran. We believe these transactions do not involve any prohibited involvement of U.S. persons, do not involve any prohibited use of U.S. materials or technology, and, alone or in the aggregate, are not material.

      The Company does not believe that the sales to Iran constitute a material investment risk to the Company's security holders. Sales to Iran are immaterial to the Company. The Company and its affiliates are in compliance with U.S. laws and regulations. Further, the Company does not believe there is any risk of reputational damage in conducting sales to Iran to the extent allowed by U.S. law. The Company's security holders are familiar with the Company's commitment to improving the health and well-being of people around the world. Sales of animal health products to Iran include vaccines for diseases in poultry and cattle, which are important in providing a safe and adequate food supply. Sales of human medical products include lifesaving prescription drugs and other drug therapies that serve important medical needs in Iran. The Company does not believe that the extension of its commitment to the people of Iran will have any impact on its reputation or share price.

      If you have any questions or require additional information, please call me at (908) 298-7355 or Susan Ellen Wolf, Corporate Secretary, at (908) 298-7354.


                                          Sincerely,


                                          Kara A. Sandler
                                          Senior Counsel, Corporate Law